CUSIP No. 253921100                                           Page 1 of 9 Pages




                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 5)


                       DIGITAL GENERATION SYSTEMS, INC.
________________________________________________________________________________
                               (Name of Issuer)


                     Common Stock, no par value per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                   253921100
        _______________________________________________________________
                                (CUSIP Number)


                               Scott K. Ginsburg
                       Digital Generation Systems, Inc.
                              875 Battery Street
                        San Francisco, California 94111
                                (415) 276-6600
________________________________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                with a copy to:

                              John D. Watson, Jr.
                               Latham & Watkins
                        1001 Pennsylvania Avenue, N.W.
                                  Suite 1300
                            Washington, D.C. 20004
                                (202) 637-2200


                               January 18, 2001
        _______________________________________________________________
            (Date of Event which Requires Filing of this Amendment)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 253921100                                         Page 2 of 9 Pages

------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Scott K. Ginsburg
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [_]
                                                                   (b) [X]

------------------------------------------------------------------------------
3    SEC USE ONLY
------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                             [_]

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
------------------------------------------------------------------------------

                                  SOLE VOTING POWER
                            7

  NUMBER OF                       22,028,594

   SHARES                -----------------------------------------------------
                                  SHARED VOTING POWER
BENEFICIALLY                8
                                  2,920,134 1/
  OWNED BY

    EACH                          SOLE DISPOSITIVE POWER
                            9
  REPORTING                       25,754,974 2/

   PERSON                -----------------------------------------------------
                                  SHARED DISPOSITIVE POWER
    WITH                   10
                                  5,928,661 3/
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     31,683,635 2/3/
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     43.3% 2/3/
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
------------------------------------------------------------------------------


1/ Consists of 2,920,134 shares held of record by Moon Doggie Family Partnership, a partnership of which Mr. Ginsburg is the sole general partner. Mr. Ginsburg, in such capacity, holds voting and dispositive power over these shares.
2/ Includes a warrant for 2,025,000 shares of StarGuide Common Stock which will be exchanged in the merger for a warrant for 3,509,730 shares of Issuer Common Stock, and an option for 250,000 shares of Common Stock of StarGuide (of which only 50% is immediately exercisable and included for beneficial ownership purposes herein) which will be exchanged in the merger for an option to purchase 433,300 shares of Issuer Common Stock. See Item 6.

CUSIP No. 253921100                                         Page 3 of 9 Pages

------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Moon Doggie Family Partnership
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [_]
                                                                   (b) [X]

------------------------------------------------------------------------------
3    SEC USE ONLY
------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     AF
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                             [_]

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
------------------------------------------------------------------------------
                                  SOLE VOTING POWER
                          7
     NUMBER OF                     -0-

      SHARES       -----------------------------------------------------------
                                   SHARED VOTING POWER
   BENEFICIALLY           8
                                   2,920,134 1/
      OWNED BY
                   -----------------------------------------------------------
       EACH                        SOLE DISPOSITIVE POWER
                          9
     REPORTING                     -0-

      PERSON       -----------------------------------------------------------
                                   SHARED DISPOSITIVE POWER
       WITH              10
                                   5,928,661 3/
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,928,661 3/
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.2% 3/
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
------------------------------------------------------------------------------


3/ Includes an additional 3,008,527 shares of Issuer Common Stock which are subject to warrants issued to Moon Doggie Family Partnership. These warrants are immediately exercisable. See Item 5.

CUSIP No. 253921100                                           Page 4 of 9 Pages

ITEM 1.   SECURITY AND ISSUER.

    This Amendment No. 5 to Schedule 13D relates to the Common Stock, no par value per share (the "Common Stock"), of Digital Generation Systems, Inc., a California corporation (the "Issuer"). The Issuer's principal executive offices are located at 875 Battery Street, San Francisco, California, 94111.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) This statement is filed by Scott K. Ginsburg and by Moon Doggie Family Partnership, L.P., (each a "Reporting Person" and together, the "Reporting Persons").

          (b) The address of the Reporting Persons is 17340 Club Hill Drive, Dallas, Texas, 75248.

          (c) Present Principal Business or Employment:


       (1) Scott K. Ginsburg:                (i)  Investor;
                                            (ii)  Chairman of the Board of
                                                  Directors of the Issuer;
                                           (iii)  Chairman of the Board of
                                                  Directors of StarGuide
                                                  Digital Networks, Inc.
                                                  300 East Second Street
                                                  Suite 1510
                                                  Reno, Nevada 89501

       (2) Moon Doggie Family                     Investment Partnership
           Partnership, L.P. ("Moon
           Doggie"):

          (d) and (e) During the last five years neither Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

          (f) Mr. Ginsburg is a citizen of the United States. Moon Doggie is a Delaware partnership.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Mr. Ginsburg's shares of StarGuide Digital Networks, Inc. ("StarGuide") Common Stock exchanged for shares of Issuer Common Stock, pursuant to the Agreement and Plan of Merger, in the stock-for-stock, reverse triangular merger with SG Nevada Merger Sub Inc., a subsidiary of Issuer. See Item 4.

ITEM 4.   PURPOSE OF TRANSACTION

          Mr. Ginsburg initially acquired shares of Common Stock of the Issuer as a result of his belief that the Common Stock represented an attractive investment. Mr. Ginsburg subsequently concluded that the Issuer could benefit from his radio broadcasting management background and experience and his strategic planning skills. As a result, Mr. Ginsburg entered into negotiations with the Issuer regarding expanding the role to be played by Mr. Ginsburg in the Issuer and its business. Pursuant to these negotiations, Mr. Ginsburg caused Moon Doggie to

CUSIP No. 253921100                                           Page 5 of 9 Pages

purchase the Common Stock of the Issuer that it presently owns with the intent that Mr. Ginsburg, directly and through Moon Doggie, would effect the control and management of the Issuer. Substantially contemporaneously with such purchase, Mr. Ginsburg was named Chairman and CEO of the Issuer. Mr. Ginsburg believes that his holding or controlling a significant interest in the Issuer assists in aligning the interests of management and shareholders. While he no longer serves as CEO, in his role as Chairman, Mr. Ginsburg remains responsible for the strategic direction of the Issuer, the development and implementation of its consolidation strategy and developing and maintaining financial community relationships.


          In a separate transaction, Mr. Ginsburg also acquired voting control of StarGuide, a privately held company that, through an affiliated partnership, is engaged in businesses that may be complementary to business conducted or proposed to be conducted by the Issuer.


          On April 4, 2000, with Mr. Ginsburg's approval, StarGuide submitted a written, non-binding indication of interest regarding a possible combination of StarGuide and the Issuer in a tax-free, stock-for-stock reorganization. See
Exhibit 11. The indication of interest was submitted in response to a solicitation by the financial advisor to a special committee of the Issuer's board of directors. The indication of interest proposes that representatives of the Issuer and StarGuide promptly commence discussions regarding the structure and terms of such a combination.


          On July 7, 2000, the Board of Directors of StarGuide, including Mr. Ginsburg, approved a proposed combination of StarGuide and the Issuer in a tax-free, stock-for-stock, reverse triangular merger, and authorized StarGuide to execute an Agreement and Plan of Merger by and among Issuer, SG Nevada Merger Sub Inc., a subsidiary of the Issuer formed for purposes of the merger, and StarGuide. On July 7, 2000, following the unanimous recommendation of the special committee to the Board of Directors, the Board of Directors of Issuer unanimously voted to approve the Agreement and Plan of Merger. See Exhibit 12. On July 7, 2000, Mr. Ginsburg also executed two Voting Agreements, one in which he agreed to vote his shares of the Issuer's stock in favor of the merger, and one in which he agreed to vote his shares of StarGuide stock in favor of the merger. See Exhibits 13 and 14. He also executed a Lock-Up Agreement, in which he agreed that he would not sell or otherwise dispose of shares of the Issuer owned by him following the merger, provided that after 60 days following the merger 15% of the shares will no longer be subject to the lock-up, after 90 days following the merger 30% of the shares will no longer be subject to the lock-up, after 120 days following the merger 50% of the shares will no longer be subject to the lock-up, after 150 days following the merger 75% of the shares will no longer be subject to the lock-up, and after 180 days following the merger none of the shares will be subject to the lock-up. See
Exhibit 15.

          On November 21, 2000, the shareholders of Issuer voted to approve the Agreement and Plan of Merger. On November 21, 2000, the shareholders of StarGuide also voted to approve the Agreement and Plan of Merger.

          On January 18, 2001, the merger closed, and as a result, the holders of StarGuide securities prior to the merger will receive in exchange for their StarGuide securities (at an exchange ratio of 1.7332 shares of Issuer Common Stock per share of StarGuide Common Stock) shares of the Issuer's Common Stock totaling 59.25% of Issuer's Common Stock following the merger, on a fully diluted basis, with the holders of Common Stock of the Issuer prior to the merger holding the remaining 40.75% of the Issuer's Common Stock after the merger. Thus, based on his present beneficial ownership of shares of both StarGuide and the Issuer, Mr. Ginsburg will own approximately 43.3% of the total outstanding shares of the Issuer following the exchange of StarGuide shares for shares of Issuer.

          The Reporting Persons review their investment on an ongoing basis. Such continuing review may result in the Reporting Persons acquiring additional shares of Common Stock of the Issuer, or selling all or a portion of their shares of Common Stock, in the open market or in privately negotiated transactions with the Issuer or third parties or maintaining their holdings at current levels. Such review also may result in the Reporting Persons formulating plans or making proposals regarding actions set forth in Item 4 of
Schedule 13D (which are listed in clauses (i) through (x) below). Any action taken by the Reporting Persons will be dependent upon a review of numerous factors, including, among other things, the availability of shares of the Common Stock for purchase and the price levels of such shares; general market and economic conditions; ongoing evaluation of the Issuer's business operations and investment opportunities; the actions of others in management and the Board of Directors of the Issuer; and other future developments. Such transactions or actions, if any, would be made at such times and in such manner as the Reporting Persons, in their discretion, deem advisable.

          Other than described above, neither Mr. Ginsburg nor Moon Doggie has any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer; (iii) a sale or transfer of a material amount of assets of the Issuer;
(iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Issuer by any persons; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to those enumerated above.

CUSIP No. 253921100                                           Page 6 of 9 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Scott K. Ginsburg: 31,683,635 shares of Common Stock representing approximately 43.3% of the outstanding Common Stock. See Item 6. This amount includes warrants for 2,025,000 shares of StarGuide Common Stock, which pursuant to the Agreement and Plan of Merger, will be exchanged for a warrant for 3,509,730 shares of Issuer Common Stock. In addition, this amount includes an option for 250,000 shares of StarGuide (of which only 50% is immediately exercisable and included in the above number) which will be exchanged in the merger for also an option of Issuer for 433,300 shares of Issuer Common Stock. See Item 6. This amount also includes 3,008,527 shares of Common Stock which are subject to warrants issued to Moon Doggie, which warrants are currently exercisable, and 2,920,134 shares of Common Stock held of record by Moon Doggie, of which Mr. Ginsburg is the sole general partner. Mr. Ginsburg, in his capacity as sole general partner, holds voting and dispositive power over these shares. By virtue of Mr. Ginsburg's control of Moon Doggie, Mr. Ginsburg may be deemed to have beneficial ownership of the shares held of record by Moon Doggie. By agreement of all of the investors, the warrants to purchase 120,867 shares of Common Stock of the Issuer, which were issued to Mr. Ginsburg on December 17, 1999, were rescinded and are not outstanding.

          Moon Doggie: 5,928,661 shares of Common Stock of the Issuer representing approximately 8.3% of the outstanding Common Stock. This amount also includes 3,008,527 shares of Common Stock which are subject to warrants issued to Moon Doggie, which warrants are currently exercisable. See Item 6.


          (b) Scott K. Ginsburg has sole voting power over 22,028,594 shares of Issuer Common Stock, representing approximately 31.8% of the outstanding Common Stock of Issuer. Mr. Ginsburg has sole dispositive power over 25,754,974 shares of Issuer Common Stock, representing approximately 35.2% of the outstanding Common Stock of Issuer. Mr. Ginsburg has shared voting power over 2,920,134 shares of Issuer Common Stock, representing approximately 4.2% of the outstanding Common Stock of Issuer, and shared dispositive power over 5,928,661 shares of Issuer Common Stock, representing approximately 8.2% of the outstanding Common Stock of Issuer. Mr. Ginsburg may be deemed to have beneficial ownership of the shares held of record by Moon Doggie. See response to Item 5(a) for additional information.

          Moon Doggie does not have sole voting or dispositive power over any of its shares of Issuer Common Stock. Moon Doggie has shared voting power over 2,920,134 shares of Issuer Common Stock, representing approximately 4.2% of the outstanding Common Stock of Issuer. Moon Doggie has shared dispositive power over 5,928,661 shares of Issuer Common Stock, representing approximately 8.2% of the outstanding Common Stock of Issuer. Because Mr. Ginsburg is the sole general partner of Moon Doggie and as such, controls Moon Doggie, Moon Doggie may be deemed to share such voting and dispositive power over these shares of Issuer Common Stock with Mr. Ginsburg. See response to Item 5(a) for additional information.

          (c) On December 17, 1999, Mr. Ginsburg purchased 241,733 shares of Common Stock of the Issuer for an aggregate purchase price of approximately $1,250,000, or approximately $5.171 per share, pursuant to the Common Stock Purchase Agreement.

          On January 18, 2001, the merger between Issuer, SG Nevada Merger Sub Inc. (a subsidiary of Issuer) and StarGuide closed. Pursuant to the Agreement and Plan of Merger, Mr. Ginsburg will receive 1.7332 shares of Issuer Common Stock for each share of StarGuide Common Stock. See response to Items 4 and 5(a) for more information.

          (d) Pursuant to a Pledge Agreement between United States Media Corporation ("USMC") and Mr. Ginsburg, under which 9,005,240 shares of StarGuide Common Stock owned by Mr. Ginsburg have been pledged to USMC as collateral, USMC has the right to receive as collateral certain forms of dividends and the proceeds from the sale of such shares. See Item 6(g) for more information.

          (e)  [Not applicable.]

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          (a) On August 12, 1998, the Issuer and Mr. Ginsburg entered into the First Common Stock Subscription Agreement for the purchase of 714,285 shares of Common Stock at a purchase price of $2.80 per share. In connection with such purchase, the Issuer granted Mr. Ginsburg certain registration rights with respect to the purchased shares. The foregoing summary of such agreement is qualified in its entirety by reference to Exhibit 1 which is hereby incorporated by reference.

          (b) On September 25, 1998, the Issuer and Mr. Ginsburg entered into the Second Common Stock Subscription Agreement for the purchase of shares of Common Stock with an aggregate purchase price not to exceed $8 million, nor to be less than $6 million. This agreement was amended by that certain letter agreement dated December 9, 1998 by and between the Issuer and Moon Doggie. In connection with such purchase, the Issuer has granted to Moon Doggie certain demand registration rights which may not be exercised for a period of sixty days following Moon Doggie's purchase of such shares. The foregoing summary of such agreement is qualified in its entirety by reference to Exhibit 2 and Exhibit 3, each of which is hereby incorporated by reference.

          (c) In connection with the purchase of shares of Common Stock by Moon Doggie pursuant to the Second Common Stock Subscription Agreement, the Issuer and Moon Doggie entered into that certain Warrant Purchase Agreement dated December 9, 1998, pursuant to which the Issuer has issued to Moon Doggie (i) a warrant to purchase up to 1,460,067 shares of Common Stock at a purchase price of $3.25 per share (subject to certain adjustments) (the "First Warrant") and
(ii) a warrant to purchase up to 1,548,460 shares of Common Stock at a purchase price of $3.25 per share (subject to certain adjustments) (the "Second Warrant). The First Warrant is void after December 9, 2001.

CUSIP No. 253921100                                           Page 7 of 9 Pages

The Second Warrant is void after December 9, 2003. Pursuant to a resolution of the Board of Directors of Issuer, both the First Warrant and the Second Warrant are immediately exercisable. The foregoing summary of such agreements is qualified in its entirety by such references to Exhibit 4, Exhibit 5 and Exhibit 6, each of which is hereby incorporated by reference.

          (d) On December 17, 1999, the Issuer, Mr. Ginsburg, and certain other investors entered into the Common Stock Purchase Agreement, pursuant to which Mr. Ginsburg agreed to purchase 241,733 shares of Common Stock at a purchase price of approximately $5.171 per share. The foregoing summary of such agreement is qualified in its entirety by reference to Exhibit 9, which is hereby incorporated by reference. By agreement of all of the investors, the warrants to purchase 120,867 shares of Common Stock of the Issuer, which were issued to Mr. Ginsburg on December 17, 1999, were rescinded and are not outstanding.

          (e) On December 17, 1999, the Issuer, Mr. Ginsburg, and certain other investors entered into a Registration Rights Agreement, granting
Mr. Ginsburg certain registration rights with respect to the shares purchased by Mr. Ginsburg pursuant to the Common Stock Purchase Agreement. The foregoing summary of such agreement is qualified in its entirety by reference to
Exhibit 10, which is hereby incorporated by reference.

          (f) On July 7, 2000, Mr. Ginsburg executed two Voting Agreements, one in which he agreed to vote his shares of the Issuer's stock in favor of a merger between StarGuide and the Issuer, and one in which he agreed to vote his shares of StarGuide stock in favor of such merger. He also executed a Lock-Up Agreement, in which he agreed that he would not sell or otherwise dispose of his shares of the Issuer following the merger, subject to the following schedule: after 60 days following the merger 15% of the shares will no longer be subject to the lock-up, after 90 days following the merger 30% of the shares will no longer be subject to the lock-up, after 120 days following the merger 50% of the shares will no longer be subject to the lock-up, after 150 days following the merger 75% of the shares will no longer be subject to the lock-up, and after 180 days following the merger none of the shares will be subject to the lock-up. The foregoing summary of such agreements is qualified in its entirety by references to Exhibit 13, Exhibit 14, and Exhibit 15, each of which is hereby incorporated by reference.

          (g) In connection with the purchase of shares of StarGuide Common Stock in 1998, Mr. Ginsburg entered into a Pledge Agreement pursuant to which 9,005,240 shares of StarGuide Common Stock are pledged to USMC as security for a promissory note from Mr. Ginsburg in favor of USMC. Pursuant to the Agreement and Plan of Merger, the 9,005,240 shares will be exchanged for 15,607,882 shares of Issuer Common Stock. The foregoing summary of such agreement is qualified in its entirety by reference to Exhibit 16, which is hereby incorporated by reference.

          (h) Mr. Ginsburg currently holds a warrant for the right to purchase 2,025,000 shares of StarGuide Common Stock at a purchase price of $2.50 per share. This warrant is exercisable immediately. Pursuant to the Agreement and Plan of Merger, the warrant will be exchanged for a warrant to purchase 3,509,730 shares of Issuer Common Stock. The foregoing summary of such agreement is qualified in its entirety by reference to Exhibit 17, which is hereby incorporated by reference.

          (i) On November 29, 1999, Mr. Ginsburg received from StarGuide an option to purchase 250,000 shares of StarGuide common stock at an exercise price of $3.75 per share. Pursuant to the terms of the option, 50% of the option was exercisable as of November 29, 2000 and the remaining 50% shall be exercisable as of November 29, 2001. Under the terms of the Agreement and Plan of Merger, this option will be exchanged for an option to purchase 433,300 shares of Issuer Common Stock. The foregoing summary of such agreement is qualified in its entirety by reference to Exhibit 18, which is hereby incorporated by reference.



ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS


Exhibit 16 Pledge Agreement, between Scott K. Ginsburg and United States Media Corporation, dated as of December 8, 1998.

Exhibit 17 Warrant No. ___ to purchase common stock of StarGuide Digital Networks, Inc.


Exhibit 18 Stock Option Agreement, between StarGuide Digital Networks, Inc. and Scott K. Ginsburg, dated as of November 29, 1999.

CUSIP No. 253921100                                           Page 8 of 9 Pages


                                   SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                 Scott K. Ginsburg


                                                 /s/ Scott K. Ginsburg
                                                 ----------------------


Dated: January 18, 2001

Dated: January 18, 2001

CUSIP No. 253921100                                           Page 9 of 9 Pages


                                   SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                             Moon Doggie Family Partnership

                                             By: /s/ Scott K. Ginsburg
                                                 --------------------------
                                                 Name: Scott K. Ginsburg
                                                 Title: General Partner


Dated: January 18, 2001